UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Rubicon Minerals Corporation

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

780911103

(CUSIP Number)

Sean Boyd

Agnico-Eagle Mines Limited

145 King Street East, Suite 400

Toronto, Ontario, Canada  M5C 2Y7

(416) 947-1212

Copies to:

Patricia L. Olasker, Esq. Davies Ward Phillips & Vineberg LLP 1 First Canadian Place, Suite 4400 Toronto, Ontario, Canada M5X 1B1 (416) 863-0900	Gerald D. Shepherd, Esq. Davies Ward Phillips & Vineberg LLP 625 Madison Avenue, 12th Floor New York, New York 10022 (212) 588-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 27, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

`Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 780911103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Agnico-Eagle Mines Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 21,671,827

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 21,671,827

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,671,827

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.2%*

14.	Type of Reporting Person (See Instructions) CO; HC

*    The calculation of the foregoing percentage is based on 214,441,771 Common Shares outstanding as represented by Rubicon Minerals Corporation in the Subscription Agreement made as of the 27th day of July, 2011 between Agnico-Eagle Mines Limited, (“Agnico”) and Rubicon Minerals Corporation (the “Subscription Agreement”) described in Item 4 herein and the 21,671,827 Common Shares issued to Agnico pursuant to the Subscription Agreement.

Item 1.	Security and Issuer

This Schedule 13D relates to the common shares, without par value (the “Common Shares”), of Rubicon Minerals Corporation, a corporation incorporated under the laws of the Province of British Columbia (the “Issuer”).  The principal executive offices of the Issuer are located at Suite 1540-800 West Pender Street, Vancouver, British Columbia, Canada  V6C 2V6.

Item 2.	Identity and Background

This Schedule 13D is being filed by Agnico-Eagle Mines Limited, a corporation incorporated under the laws of the Province of Ontario, Canada (“Agnico”).

Agnico is an established Canadian gold producer with mining operations in Canada, Finland and Mexico, and exploration activities in Canada, Finland, Mexico and the United States.

The address of Agnico’s principal office is 145 King Street East, Suite 400, Toronto, Ontario, Canada  M5C 2Y7.

The name, citizenship, occupation and principal business address of each director and executive officer of Agnico are listed on Schedule 1 hereto (the “Schedule 1 Persons”) and incorporated by reference into this Item 2.

During the last five years, neither Agnico nor, to Agnico’s knowledge, any of the Schedule 1 Persons, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate amount of funds used by Agnico to purchase the 21,671,827 Common Shares reported herein by Agnico was Cdn. $70,000,001.21, all of which was obtained from a drawdown from Agnico’s $1.2 billion amended and restated credit agreement.  The credit agreement, which was subsequently amended and restated as of August 4, 2011 (as so amended, the “Credit Agreement”) is between Agnico, as borrower, certain of Agnico’s subsidiaries named therein, as guarantors, The Bank of Nova Scotia, as administrative agent, and a syndicate of 13 lenders.  After Agnico entered into the Credit Agreement, the borrowed funds were converted into a LIBOR Advance  that, under the Credit Agreement, bears interest at LIBOR (as defined in the Credit Agreement) plus a margin of 1.5% per annum.   The maturity  date of the Credit Agreement is June 22, 2016.

Item 4.	Purpose of Transaction

On July 27, 2011, Agnico entered into a subscription agreement (the “Subscription Agreement”) with the Issuer pursuant to which the Issuer agreed to sell and Agnico agreed to purchase the Common Shares described in Item 3.  On July 28, 2011, the Issuer issued the Common Shares to Agnico against its payment in full of the purchase price.

The Subscription Agreement provides that Agnico and the Issuer are to use reasonable commercial efforts to negotiate a mutually acceptable agreement within 30 days pursuant to which Agnico will provide technical services to the Issuer, including access to Agnico’s geological and engineering professional staff.

The Subscription Agreement also provides Agnico with a participation right pursuant to which, during the two-year period following the closing of the acquisition of the Common Shares reported herein, and provided that Agnico at the time owns more than five percent of the then issued and outstanding Common Shares of the Issuer, Agnico has the right to participate in certain subsequent equity offerings by the Issuer on the same terms as the other participants in such offerings in order to maintain its pro rata investment in the Issuer.

Agnico acquired the Common Shares described in Item 3 for investment.  Agnico may from time to time, in open market transactions, in privately negotiated transactions, or otherwise (including pursuant to the terms of the Subscription Agreement) acquire or seek to acquire additional Common Shares or securities convertible or exchangeable for Common Shares, dispose of Common Shares that it has acquired, and/or enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of the positions in Common Shares that it has acquired.  Any such transactions will depend upon Agnico’s view of the Issuer’s prospects, prevailing prices and market conditions.

Except as set forth above, neither Agnico nor, to Agnico’s knowledge, any of  the Schedule 1 Persons, has any present plan, proposal or intention that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Any possible determination to engage in such a transaction in the future will depend on the factors outlined above for the acquisition of additional Common Shares, as well as consideration of other opportunities available for Agnico to deploy and invest its resources.  Agnico reserves the right to change its plans and intentions at any time, as it deems appropriate.  To Agnico’s knowledge, any of the Schedule 1 Persons may make the same evaluation and reserve the same rights.

Item 5.	Interest in Securities of the Issuer
(a) and (b)

As of the date hereof, Agnico owns 21,671,827 Common Shares, representing approximately 9.2% of the outstanding Common Shares, calculated based on 214,441,771 Common Shares outstanding as represented by the Issuer in the Subscription Agreement, plus the 21,671,827 Common Shares acquired by Agnico and reported herein.

Except as set forth on Schedule 1 hereto, which information is incorporated by reference into this Item 5, to Agnico’s knowledge, none of the Schedule 1 Persons has beneficial ownership of any Common Shares.

(c)

Except as set forth in Item 4 of this Schedule 13D neither Agnico nor, to Agnico’s knowledge, any of the Schedule 1 Persons, has engaged in any transaction during the past 60 days in any Common Shares.

(d)

Neither Agnico nor, to Agnico’s  knowledge, any of the Schedule 1 Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares referred to in this Item 5.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in Item 4 of this Schedule 13D, to Agnico’s knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Exhibit Name

1.	Subscription Agreement made as of July 27, 2011, between Agnico-Eagle Mines Limited and Rubicon Minerals Corporation

2

Amended and Restated Credit Agreement dated as of June 22, 2010, between Agnico-Eagle Mines Limited, the guarantors party thereto, the lenders party thereto and The Bank of Nova Scotia (incorporated by reference to Exhibit 4.01 to the Annual Report on Form 20-F of Agnico-Eagle Mines Limited for the fiscal year ended December 31, 2010, filed with the Commission on March 28, 2011 (File No. 1-13422))

Exhibit No.	Exhibit Name

3	Second Amended and Restated Credit Agreement dated as of August 4, 2011, between Agnico-Eagle Mines Limited, the guarantors party thereto, the lenders party thereto and The Bank of Nova Scotia

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2011

AGNICO-EAGLE MINES LIMITED

	By:	/s/ R. Gregory Laing
		Name:	R. Gregory Laing
		Title:	General Counsel, Senior Vice President, Legal and Corporate Secretary

Exhibit 1

EXHIBIT INDEX

Exhibit No.	Exhibit Name

1.	Subscription Agreement made as of July 27, 2011, between Agnico-Eagle Mines Limited and Rubicon Minerals Corporation

2

Amended and Restated Credit Agreement dated as of June 22, 2010, between Agnico-Eagle Mines Limited, the guarantors party thereto, the lenders party thereto and The Bank of Nova Scotia (incorporated by reference to Exhibit 4.01 to the Annual Report on Form 20-F of Agnico-Eagle Mines Limited for the fiscal year ended December 31, 2010, filed with the Commission on March 28, 2011 (File No. 1-13422))

3	Second Amended and Restated Credit Agreement dated as of August 4, 2011, between Agnico-Eagle Mines Limited, the guarantors party thereto, the lenders party thereto and The Bank of Nova Scotia

Schedule 1

Directors and Executive Officers of Agnico-Eagle Mines Limited

The (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation and (v) principal business address of, and (vi) any ownership of Common Shares of Rubicon Minerals Corporation by, each director and executive officer of Agnico-Eagle Mines Limited.

(i)	Leanne M. Baker

(ii)	Director

(iii)	United States

(iv)	Managing Director of Investor Resources LLC

(v)	Investor Resources LLC
600 Grandview Road
Sebastopol, CA 95472

(vi)	53,572 Common Shares

(i)	Douglas R. Beaumont

(ii)	Director

(iii)	Canada

(iv)	Retired

(v)	145 King Street East
Suite 400
Toronto, Ontario
Canada M5C 2Y7

(i)	Sean Boyd, C.A.

(ii)	Vice-Chairman and Chief Executive Officer and Director

(iii)	Canada

(iv)	see item (ii), above

(v)	Agnico-Eagle Mines Limited
145 King Street East
Suite 400
Toronto, Ontario
Canada M5C 2Y7

(i)	Bernard Kraft

(ii)	Director

(iii)	Canada

(iv)	Consultant to Kraft Berger LLP

(v)	Kraft Berger LLP
3160 Steeles Ave. East, Suite 300
Markham, Ontario
Canada L3R 3Y2

(i)	Mel Leiderman

(ii)	Director

(iii)	Canada

(iv)	Managing Partner of Lipton LLP

(v)	Lipton LLP
245 Fairview Mall Drive
Suite 600
Toronto, Ontario
Canada M2J 4T1

(i)	James D. Nasso

(ii)	Chairman of the Board of Directors and Director

(iii)	Canada

(iv)	Retired

(v)	145 King Street East
Suite 400
Toronto, Ontario
Canada M5C 2Y7

(i)	Eberhard Scherkus

(ii)	President and Chief Operating Officer and Director

(iii)	Canada

(iv)	See item (ii), above

(v)	Agnico-Eagle Mines Limited
145 King Street East
Suite 400
Toronto, Ontario
Canada M5C 2Y7

(i)	Howard R. Stockford

(ii)	Director

(iii)	Canada

(iv)	Retired

(v)	145 King Street East
Suite 400
Toronto, Ontario
Canada M5C 2Y7

(i)	Pertti Voutilainen

(ii)	Director

(iii)	Finland

(iv)	Retired

(v)	145 King Street East
Suite 400
Toronto, Ontario
Canada M5C 2Y7

(i)	Clifford J. Davis

(ii)	Director

(iii)	Canada

(iv)	Retired

(v)	145 King Street East
Suite 400
Toronto, Ontario
Canada M5C 2Y7

(i)	J. Merfyn Roberts

(ii)	Director

(iii)	England

(iv)	Fund Manager and Investment Adviser, New City Investment Managers Limited

(v)	New City Investment Managers Limited
5th Floor, 33 Grosvenor Place
London SW1X 7HY
United Kingdom

(i)	Martine A. Celej

(ii)	Director

(iii)	Canada

(iv)	Vice-President, Investment Adviser for RBC Dominion Securities

(v)	RBC Dominion Securities
Royal Bank Plaza, South Tower
Suite 600 — 200 Bay Street
Toronto, Ontario M5J 2J5

(i)	Robert J. Gemmell

(ii)	Director

(iii)	Canada

(iv)	Retired

(v)	145 King Street East
Suite 400
Toronto, Ontario
Canada M5C 2Y7

(i)	Sean Riley

(ii)	Director

(iii)	Canada

(iv)	President, St. Francis Xavier University

(v)	St. Francis Xavier University
P. O. Box 5000
Antigonish, Nova Scotia
Canada B2G 2W5

(i)	Donald G. Allan

(ii)	Senior Vice-President, Corporate Development

(iii)	Canada

(iv)	See item (ii), above

(v)	Agnico-Eagle Mines Limited
145 King Street East
Suite 400
Toronto, Ontario
Canada M5C 2Y7

(i)	Alain Blackburn

(ii)	Senior Vice-President, Exploration

(iii)	Canada

(iv)	See item (ii), above

(v)	Agnico-Eagle Mines Limited
145 King Street East
Suite 400
Toronto, Ontario
Canada M5C 2Y7

(i)	Ammar Al-Joundi

(ii)	Senior Vice-President, Finance and Chief Financial Officer

(iii)	Canada

(iv)	See item (ii), above

(v)	Agnico-Eagle Mines Limited
145 King Street East
Suite 400
Toronto, Ontario
Canada M5C 2Y7

(i)	Louis Groudin

(ii)	Senior Vice-President, Environment and Sustainable Development

(iii)	Canada

(iv)	See item (ii), above

(v)	Agnico-Eagle Mines Limited
145 King Street East
Suite 400
Toronto, Ontario
Canada M5C 2Y7

(i)	Tim Haldane

(ii)	Senior Vice-President, Latin America

(iii)	United States

(iv)	See item (ii), above

(v)	Agnico Eagle Mexico SA de CV
Hacienda Del Carrizal 3400-8
Fraccionamiento Las Haciendas
C. P. 31238
Chihuahua, Chiuahua
Mexico

(i)	R. Gregory Laing

(ii)	General Counsel, Senior Vice-President, Legal and Corporate Secretary

(iii)	Canada

(iv)	See item (ii), above

(v)	Agnico-Eagle Mines Limited
145 King Street East
Suite 400

Toronto, Ontario
Canada M5C 2Y7

(i)	Daniel Racine

(ii)	Senior Vice-President, Operations

(iii)	Canada

(iv)	See item (ii), above

(v)	Agnico-Eagle Mines Limited
145 King Street East
Suite 400
Toronto, Ontario
Canada M5C 2Y7

(vi)	10,000 Common Shares

(i)	Jean Robitaille

(ii)	Senior Vice-President, Technical Services

(iii)	Canada

(iv)	See item (ii), above

(v)	Agnico-Eagle Mines Limited
145 King Street East
Suite 400
Toronto, Ontario
Canada M5C 2Y7

(i)	David Smith

(ii)	Senior Vice-President, Investor Relations

(iii)	Canada

(iv)	See item (ii), above

(v)	Agnico-Eagle Mines Limited
145 King Street East
Suite 400

Toronto, Ontario
Canada M5C 2Y7